SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$69,854,955	$9,528.22

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,006,515 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,528.22	Filing Party: Blue Wolf Mongolia Holdings Corp.
Form or Registration No.: Schedule TO-I	Date Filed: March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2013 (the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 7,006,515 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $69,854,955. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 11:59 p.m. New York City Time, on Tuesday, April 16, 2013, unless the Offer is extended.

This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Item 11. Additional Information

(c) Other Material Information

Item 11(b) is hereby amended and supplemented as follows:

1.        The third full paragraph in the Offer to Purchase under the section entitled “Important” is hereby deleted in its entirety.

2.        The first paragraph in the Offer to Purchase under the section entitled “The Offer—Miscellaneous” and any similar reference in the Schedule TO and in the exhibits to the Schedule TO are hereby replaced in their entirety with the following:

The Offer is not being made to, nor will we accept tenders from, or on behalf of, owners of Ordinary Shares in any state in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that state. We are not aware of any state in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Ordinary Shares in accordance with the Offer would not be in compliance with the laws of such state. We, however, reserve the right to exclude shareholders in any state in which it is asserted that the Offer cannot lawfully be made or tendered Ordinary Shares cannot lawfully be accepted, purchased or paid for. So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such state is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

Date: March 29, 2013

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